UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 10, 2022

Commission File Number: 001-40352

Genius Sports Limited

(Translation of registrant’s name into English)

Genius Sports Group

9th Floor, 10 Bloomsbury Way

London, WC1A 2SL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Amendment to our Annual Report on Form 20-F for the year ended December 31, 2021

During preparation of financial information related to the quarter ended September 30, 2022, and based on discussions with the U.S. Securities and Exchange Commission, Genius Sports Limited (NYSE: GENI) (“Genius” or “Company”) will be restating its Annual Report on Form 20-F for the year ended December 31, 2021 to correct an error on page F-3 regarding the calculation of net loss attributable to preference shares, which were extinguished as of the close of the Company’s business combination on April 20, 2021 (the “Business Combination”). This error relates to the pre-Business Combination earnings per share for the common shareholders in the Company’s previously issued audited consolidated financial statements for the years ended December 31, 2020 and 2019 and the unaudited condensed consolidated financial statements for interim periods ending March 31, 2021 and 2020, June 30, 2020, September 30, 2020 and 2019 (the “Affected Financial Statements”).

The error was due to the omission of the accretion amount for preference shares each period, prior to the closing of the Business Combination, in the calculation of net loss attributable to common shareholders and loss per share prior to the closing of the Business Combination. Although the Company has made previous disclosures with respect to the rights and terms of preference shares, including preference shareholders’ rights to cumulative dividends, in other sections of the financial statements, the preference share accretion on page F-3 should have been reflected as an increase in net loss attributable to common shareholders.

The financial statements for the year ended December 31, 2021, were not materially affected by this error because the preference shares were fully redeemed as part of the Business Combination and there is no further impact of the preference shares following the Business Combination.

The correction of this error does not have any impact on the Company’s historical revenues, operating expenses or total net loss. Further, there will be no change to the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 with respect to any balance sheet accounts, the Company’s liquidity, or cash flows set forth in the Affected Financial Statements. The correction of this error is limited to the net loss attributable to common shareholders and loss per share amounts.

The following table presents the impact of the error for the years ended December 31, 2020 and 2019 (amounts in thousands, except per share data).

	Year Ended December 31,	Year Ended December 31,
	2020	2019
As Reported
Net loss	$(30,348)	$(40,207)
Preference share accretion	$–	$–
Net loss attributable to common stockholders – basic and diluted	$(30,348)	$(40,207)
Loss per share attributable to common stockholders - basic and diluted	$(0.43)	$(0.59)
As Restated
Net loss	$(30,348)	$(40,207)
Preference share accretion	$(31,870)	$(28,322)
Net loss attributable to common stockholders – basic and diluted	$(62,218)	$(68,529)
Loss per share attributable to common stockholders - basic and diluted	$(0.89)	$(1.00)

The Company intends to amend and restate the Affected Financial Statements, along with related footnote disclosures, by filing an amended Annual Report on Form 20-F. We will also include a risk factor noting that sufficient internal controls may have identified the error prior to the finalization of the Affected Financial Statements. We intend to file this amended Form 20-F as soon as practicable.

Forward-Looking Statements

This report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this report are based on reasonable assumptions, you should be aware that many factors could cause actual results to differ materially from those in such forward-looking statements, including but not limited to the effect of COVID-19 on our business, risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; and other factors included under the heading “Risk Factors” in our Annual Report on Form 20-F.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. We undertake no obligation to publicly update or revise any forward-looking statements contained herein, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS SPORTS LIMITED

Date: November 10, 2022	By:	/s/ Mark Locke
	Name:	Mark Locke
	Title:	Chief Executive Officer